January 15, 2013

Mr. Karl Hiller
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ultra Petroleum Corp.
Form 10-K for the Fiscal Year Ended December 31, 2011, filed February 17, 2012
Form 10-Q for the Fiscal Quarter Ended September 30, 2012, filed November 1, 2012
Response Letter dated November 15, 2012
File No. 1-33614

Ladies and Gentlemen:

This letter is a reply, on behalf of Ultra Petroleum Corp. ("Ultra" or the "Company"), to your letter dated December 7, 2012 (the "Comment Letter") containing comments from the staff of the Securities and Exchange Commission (the "Staff") relating to the Company's Form 10-K for the Fiscal Year Ended December 31, 2011, filed February 17, 2012 (the "Form 10-K"), the Company's Form 10-Q for the Fiscal Quarter Ended September 30, 2012, filed November 1, 2012 (the "Form 10-Q"), and the Company's Response Letter dated November 15, 2012.

In this letter, we have reproduced your comments in italics typeface, and have made our responses in normal typeface. In addition, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. We respectfully request that the Staff provide any further comments at its convenience.

Form 10-K for the Fiscal Year Ended December 31, 2011

Financial Statements

Note 16 – Disclosures about Oil and Gas Production Activities: page 77

1.	We note your response to prior comment 5, concerning your attempt to compute development costs for disclosure. We understand your measures include amounts expended on properties that do not have proved reserves and that you relied upon guidance in C&DI Question and Answer 108.01 in formulating your approach. However, this interpretive guidance only clarifies the term "development project" for consideration in the process of reserve estimation. It does not alter disclosure guidance in FASB ASC 932-235-50-18, FASB ASC 932-360-25-12, nor the definition of development costs in Rule 4-10(a)(7) of Regulation S-X. Accordingly, you will need to revise your disclosures of development costs as indicated in prior comment 5. You should include narrative to explain the nature of the $778 million in expenditures which had been incorrectly reported as development costs for 2011. Please describe your project with sufficient details to understand the scope of activities and your rationale in proceeding without having established proved reserves in these areas.

SEC Comment Letter Response – ULTRA PETROLEUM
January 15, 2013

Please submit all of the revisions that you believe are necessary to conform your accounting and reporting for development costs. We expect that non-acquisition expenditures associated with properties incurred prior to establishing proved reserves would be more appropriately characterized as exploration costs. Please clarify the impact on all amounts reported in your filings that include development costs, also earlier periods and any related amounts such as may appear in Notes 16 C, D and G.

Response:	The Company notes the Staff's comment concerning the Company's rationale for its prior disclosure regarding "development costs." The Company understands the Staff's view that "development costs" reported in Note 16E is governed by Regulation S-X and not by Regulation S-K. The Company will revise its disclosure as requested in future filings, reclassifying such expenses to the exploration category.

As requested, below is a revised version of the table from Note 16E to the Form 10-K, incorporating the requested revisions, for 2011, 2010 and 2009:

Table 1: Costs Incurred in Oil and Gas Exploration and Development Activities (Revised):
Property Acquisitions	2011	2010	2009
Unproved	$91,983	$472,339	$33,176
Proved	-	-	-
Exploration*	746,085	634,503	256,955
Development	675,718	469,636	451,220
Total	$1,513,786	$1,576,478	$741,351
* Exploration costs (as defined in Regulation S-X) includes costs spent on development of unproved reserves (as defined in Regulation S-K) in the Pinedale Field.

Of the $778 million of expenditures in 2011 referenced above by the Staff, $696 million will be reclassified to the exploration category, and the Company will continue to classify the $82 million balance in the development category, as those expenditures were for development costs incurred with respect to proved reserves.

It was the Company's understanding of the modernized SEC requirements for oil and gas companies (discussed in letters to the Staff last year), as well as the Company's interest in providing disclosure of its costs consistent with this geologic risk component, that led to the Company classifying capital spent on unproved properties in Pinedale Field as development instead of exploration capital.

SEC Comment Letter Response – ULTRA PETROLEUM
January 15, 2013

The Company has been developing oil and gas reserves in the Pinedale Field for over 15 years. During that time, the Company has participated in almost two thousand wells, including many that were classified as unproved when drilled, and the Company has not drilled a dry hole since 2003. In addition, based on the Company's completing most of its work delineating the current development area in Pinedale Field, virtually none of the Company's drilling activity in the Pinedale Field has been "exploration" in nature since 2008. In other words, the Company does not believe there is an increased level of geologic risk associated with its drilling an unproved well in the Pinedale Field compared to its drilling a proved, undeveloped well. As a result, the Company believes the capital it has invested in drilling wells for the past few years in Pinedale Field is much more akin to "development" capital than "exploration" capital.

Finally, the Company notes that the revisions to Note 16E to reclassify costs to the exploration category do not impact amounts reported in Notes 16C, 16D and 16G.

* * *

As requested, the Company acknowledges: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 10-Q; (2) comments from the Staff or changes to disclosure in response to Staff comments in the Form 10-K and the Form 10-Q do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K and the Definitive Proxy Statement; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions concerning this letter, please contact me at (281) 582-6611.

Sincerely,

ULTRA PETROLEUM CORP.

/s/ Garrett B. Smith

Garrett B. Smith
Senior Attorney